SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2012, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2012 and 2011, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2012, 2011,
and 2010 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2012 and 2011	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2012, 2011 and 2010	4

Notes to Financial Statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Group Profit Sharing, Incentive and Employer Contribution Plan (France):

We have audited the accompanying statements of net assets available for plan benefits of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the “Plan”) as of June 30, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2012 and 2011 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Associés
Deloitte & Associés

Neuilly-sur-Seine, France
September 24, 2012

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2012 AND 2011

	2012	2011

ASSETS:
Participant-directed investments	€ 46,942,714	€ 45,240,274
Non participant-directed investments	64,719,027	60,087,665

Total investments	111,661,741	105,327,939

Receivables:
Employer contribution	5,431,000	7,764,000

Total receivables	5,431,000	7,764,000

NET ASSETS AVAILABLE FOR PLAN BENEFITS	€ 117,092,741	€ 113,091,939

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER
CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2012, 2011, AND 2010

	2012	2011	2010

ADDITIONS:
Contributions:
Participant contributions	€ 7,426,409	€ 6,163,363	€ 5,919,457
Employer contributions	3,706,949	6,598,061	7,949,499

Total contributions	11,133,358	12,761,424	13,868,956

Investment (loss) income:
Increase (decrease) in unrealized appreciation in The Procter & Gamble Company common stock	4,308,768	(9,665,555)	15,468,696
Increase (decrease) in unrealized appreciation in other investments
(Increase) decrease in unrealized depreciation in other investments	1,060,593	2,497,570	4,889,337
Realized gain (loss) on sales of The Procter & Gamble Company common stock	2,720,418	1,879,325	1,249,241
Realized gain (loss) on sale of other investments	(1,732,483)	709,609	(896,402)
Dividends from The Procter & Gamble Company common stock	1,509,514	1,413,074	1,279,100
Other income (expenses)	(14,907)	(7,931)	(7,456)

Net investment (loss) income	7,851,903	(3,173,908)	21,982,516

Total additions	18,985,262	9,587,516	35,851,472

DEDUCTION—Benefits paid to participants	14,984,460	11,744,366	12,492,595

NET INCREASE (DECREASE)	4,000,802	(2,156,850)	23,358,877

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	113,091,939	115,248,789	91,889,912

End of year	€ 117,092,741	€ 113,091,939	€ 115,248,789

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE S.A.S. GROUP PROFIT
SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2012 AND 2011, AND FOR THE YEARS ENDED JUNE 30, 2012, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document and their country’s Plan supplement for more complete information.

General—The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries’ respective Comités d’Entreprise (“Employee Committees”), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on July 1, 2011 and is signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S., Parfums Rochas S.A.S. and Wella France S.A.S. (together, “P&G France”), and their related Employee Committees. Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the “Parent”). The Plan is subject to the laws and regulations of France. Plan assets are invested in five Fonds Commun de Placement d’Entreprise (“FCPE”) which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France.

Administration—Administration of the Plan is jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Asset Management, the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance (“Monitoring Committees”) which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options—An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE’s do not pay dividends. Participants are permitted to invest certain contributions into any of the five FCPE’s; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that “blocked” amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

●
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in securities and with a maximum of 30% in interest rate products.

●
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

●
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities and with a maximum of 10% invested in Eurozone monetary products.

●	FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested uniquely in The Procter & Gamble Company common stock.

●
FCPE Groupe Procter & Gamble Solidaire (Option E) – The prospectus indicates that this fund is invested at least at 15% and with a maximum of 35% in “socially responsible investment” securities selected according to NATIXIS Bank criteria or in mutual funds which invest in “socially responsible investment”, and at least at 55% and with a maximum of 80% in Euro bonds or in mutual funds which invest in Euro bonds.

Contribution and Vesting—Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees’ Contributions:

-    Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

-    Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE’s.

Employers’ Contributions:

-    Employer matching contributions –P&G France makes matching contributions of between 50 and 100 percent, based on employees’ voluntary periodic contributions, up to a monthly threshold of € 121.72. These matching contributions are automatically invested in Option D.

-    Profit Sharing –P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the five FCPE’s. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

-    Incentive compensation –P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the five FCPE’s, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Withdrawals—All contributions are “blocked” for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw “blocked” contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Although the Plan is expected to be renewed by all parties, any party has the right to decline to the renewal. The present Plan has to be reviewed after the year-end June 30, 2014.

In the event of Plan termination, the FCPE’s will either remain active or will be merged with other FCPE’s. Thus, Plan participants will have the option to withdraw “unblocked” amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Plan Investments – The Plan’s investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE’s are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE’s underlying investments, less any liabilities.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.

Fair value measurements– ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2012.

	2012			2011
Asset Group	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Procter & Gamble Company common stock	€ 64,719,027			€ 60,087,665
Other investments	€ 46,942,714			€ 45,240,274

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.

Commissions on Subscriptions – Contributions made to the plan are subject to a commission of 0.50 percent. These commissions are included in the amount of the subscriptions to the FCPE and benefit to the FCPE.

Contributions Receivable – Contributions that are pending transfer to the Trustee as of June 30, 2012 and 2011 are recorded as contributions receivable to the Plan in the accompanying financial statements.

Payment of Benefits– Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2012 and 2011.

3.	INVESTMENTS

Investments held by the Plan at June 30, 2012 and 2011 were as follows:

	2012		2011
	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	265,742	16,659,653	286,182	18,556,595
• Groupe Procter & Gamble Obligations (Option B)*	699,226	19,499,196	575,382	15,869,877
• Groupe Procter & Gamble 5000 (Option C)*	715,143	9,332,219	719,198	9,992,342
• Groupe Procter & Gamble (Option D)*	575,925	64,719,027	609,685	60,088,050
• Groupe Procter & Gamble Solidaire (Option E)*	957,742	1,451,645	540,480	821,529

Total investments		111,661,741		105,327,939

*Represents investments which exceed five percent of net assets available for benefits

The Plan’s investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2012, 2011, and 2010 :

	2012	2011	2010

The Procter & Gamble Company
common stock (FCPE Option D)
Cost	€ 41,948,843	€ 41,626,634	€ 39,520,104
Market value	64,719,027	60,088,050	67,647,075

Unrealized appreciation (depreciation)	€ 22,770,184	€ 18,461,416	€ 28,126,971

(Decrease) increase in unrealized appreciation	€ 4,308,768	€ (9,665,555)	€ 15,468,696

Other investments (FCPE Option A, B, C, E)
Cost	€ 44,979,389	€ 44,337,613	€ 41,597,535
Market value	46,942,714	45,240,343	40,002,695

Unrealized appreciation (depreciation)	€ 1,963,324	€ 902,731	€ (1,594,840)

(Increase) decrease in unrealized depreciation	€ 1,060,593	€ 2,497,571	€ 4,889,337
(Decrease) increase in unrealized appreciation

The realized gain (loss) on the sales of the Plan’s investments for the years ended June 30, 2012, 2011, and 2010 was determined as follows:

	2012	2011	2010

The Procter & Gamble Company
common stock
Proceeds on sales of shares	€ 7,353,841	€ 15,656,761	€ 2,988,740
Cost	4,611,669	13,777,436	1,739,499
Realized gain	€ 2,742,171	€ 1,879,325	€ 1,249,241

Other investments
Proceeds on sales of shares	€ 79,549,089	€ 37,166,181	€ 29,709,849
Cost	81,464,233	36,456,573	30,606,251
Realized (loss) gain	€ (1,915,144)	€ 709,609	€ (896,402)

4.	NON PARTICIPANT-DIRECTED INVESTMENTS

FCPE Option D is considered to be non participant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent’s stock.

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of June 30, 2012, 2011 and 2010 is as follows:

	2012	2011	2010

Net assets:
P&G Company Stock (FCPE Option D)	€ 60,087,665	€ 67,677,166	€ 51,005,330

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	8,535,798	(6,373,416)	17,997,037
Participant contributions	4,499,663	4,574,960	4,379,326
Employer contributions	2,783,824	2,691,324	2,760,740
Benefits paid to participants	(11,187,923)	(8,482,368)	(8,465,267)

Net change	4,631,362	(7,589,501)	16,671,836

P&G Company Stock (FCPE Option D)—beginning of year	60,087,665	67,677,166	51,005,330

P&G Company Stock (FCPE Option D)—end of year	€ 64,719,027	€ 60,087,665	€ 67,677,166

5.	PLAN PARTICIPANTS

    As of June 30, 2012, 3,782 participants had invested in the Plan (vs. 3,525 as of June 30, 2011) whereas 927 employees (771 as of June 30, 2011) chose to collect their current year group profit sharing rather than invest in the Plan.

6.	TAX STATUS

    The Plan and the underlying FCPE’s are subject to the tax laws of France. The Plan and the underlying FCPE’s are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7.	RELATED PARTY TRANSACTIONS

    At June 30, 2012 and 2011, the plan held 1,338,300 and 1,382,200 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer with a cost basis of €41,948,843 and €41,626,634, respectively and a fair value of €64,719,027 and €60,088,050 respectively.

    During the years ended June 30, 2012, 2011 and 2010, the Plan recorded dividend income from common stock of The Procter & Gamble Company of €1,509,514,
    €1,416,204 and €1,279,100  respectively.

    During the years ended June 30, 2012, 2011 and 2010, the Plan’s investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by €7,050,939, by €(7,786,230) and €16,717,937  respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 24, 2012.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By:   /s/ Loic Tassel
       Loic Tassel
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés